Bayview Acquisition Corp

420 Lexington Ave, Suite 2446

New York, NY 10170

December 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank Knapp, Robert Telewicz, Isabel Rivera and Brigitte Lippmann

Re:	Bayview Acquisition Corp
Registration on Form S-1, as amended
Filed on November 17, 2023
File No. 333- 275649

Dear Ladies and Gentlemen,

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Bayview Acquisition Corp respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on December 14, 2023 or as soon thereafter as practicable.

Please call Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Bayview Acquisition Corp

By:	/s/ Xin Wang
Name:	Xin Wang
Title:	Chief Executive Officer

cc:	Michael Blankenship, Winston & Strawn LLP